Exhibit 99.1

November 11, 2019

Via email

Jeffrey Lewis – Staff Accountant, Division of Corporate Finance

Securities Exchange Commission

Washington, D.C.

Dear Mr. Lewis:

Re: Letter to FirstService Corporation dated October 30, 2019

This letter is in response to your above-noted letter. Our responses are keyed to the comments in your letter.

Form 40-F for the year ended December 31, 2018

1. SEC staff comment: We note that you consider the collectability of accounts receivable to be a significant accounting estimate. We also note that the accounts receivable balance represents more than 20% of total assets as of September 30, 2019, December 31, 2018 and December 31, 2017. Please tell us what consideration you gave to disclosing your accounting policy related to determining the collectability of accounts receivable and the allowance for doubtful accounts. Refer to ASC 235-10-50 and 310-10-50-4A.

Response: We have considered the guidance in ASC 235-10-50 and 310-10-50-4A in the context of our accounts receivable and in particular, the significance of these balances as a percentage of total assets, and management’s judgment in evaluating collectability and the allowance for doubtful accounts. We believe this is an area of significant judgment and will therefore provide disclosure, commencing with our audited consolidated financial statements for the year ending December 31, 2019, of our accounting policy as to providing for, and writing off, uncollectible accounts receivable (“AR”).

For Staff’s information, we have provided some background information regarding the nature of our AR. The Company’s AR have both of the following characteristics: (i) they have contractual maturities of one year or less and (ii) they arose from the sale of goods or services. We generally estimate the allowance for doubtful accounts based on aging of receivables, as well as providing for specific accounts, when it is probable that amounts owing from an identified customer will not be collectible.

As a decentralized organization, management within each of the subsidiaries performs detailed reviews of its receivables on a monthly and quarterly basis to assess the adequacy of the allowance based on historical and current trends, past payment experience and knowledge of its customers. As part of our monthly and quarterly financial close process, these provisions are then reviewed at the consolidated level for reasonableness.

To monitor the cash flows and associated risk profiles of our different categories of AR, we generally group receivables based on our operating segments.

●	In our FirstService Residential segment, our accounts receivable is generally considered lower risk as we usually collect management fees in advance.
●	In our FirstService Brands segment, AR is split into two types - relating to franchises and company-owned operations. In company-owned operations, a significant portion of the AR is due from insurance companies and is generally “more aged” than our other AR; longer aging in this segment is not indicative of collectability issues but rather is a typical payment trend with businesses performing work for insurers. AR due from franchisees is primarily royalties owed based on system-wide sales. This AR is regularly monitored for any changes to payment patterns, and our historical experience is that we do not have significant bad debts with our franchisees.

Generally, we note that despite our significant levels of accounts receivable, we have not historically experienced high levels of bad debts.

As we indicated earlier in our response, commencing with our audited consolidated financial statements for the year ending December 31, 2019, the Company will disclose its accounting policy relating to the collectability of accounts receivable and the allowance for doubtful accounts.

Our proposed disclosure is as follows:

In the ordinary course of business the Company extends non-interest bearing trade credit to its customers. Accounts receivable are reported on the face of the consolidated balance sheets, net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends.

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We confirm to Staff that we have provided a copy of your letter and this response letter to each member of the Company’s audit committee and to the Company’s auditors.

Sincerely,

/s/ Jeremy Rakusin
Jeremy Rakusin
Chief Financial Officer
FirstService Corporation